United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2003

Commission File Number: 333-72195

INFOSYS TECHNOLOGIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 Yes ☐  No  ☒

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not Applicable

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

     Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 45.78 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-looking Statements May Prove Inaccurate

     In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

Part I – Financial information

Item 1. Financial statements

Infosys Technologies Limited and subsidiary

Consolidated balance sheets

		(Unaudited)

	March 31, 2003 (1)	September 30, 2003

ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$375,967,500
Investments in liquid mutual fund units	—	98,257,986
Trade accounts receivable, net of allowances	109,119,856	129,442,231
Deferred tax assets	288,541	116,065
Prepaid expenses and other current assets	24,384,316	29,323,666
Unbilled revenue	19,702,186	18,694,049

Total current assets	507,857,817	651,801,497
Property, plant and equipment, net	157,194,190	172,741,594
Intangible assets, net	6,471,236	2,628,011
Deferred tax assets	7,264,885	6,826,125
Investments	4,613,833	3,259,660
Prepaid income taxes	4,452,678	149,868
Other assets	16,454,328	16,862,659

TOTAL ASSETS	$704,308,967	$854,269,414

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$235,574
Client deposits	3,208,295	3,037,861
Other accrued liabilities	46,249,269	60,087,899
Income taxes payable	—	5,834,081
Unearned revenue	13,202,115	15,551,461

Total current liabilities	63,086,290	84,746,876
Non-current liabilities
Preferred stock of subsidiary
0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares
Authorized, issued and outstanding – 4,375,000 preference shares as of March 31, 2003 and September 30, 2003	10,000,000	10,703,364
Other non-current liabilities	5,217,758	4,427,001
Stockholders’ Equity
Common stock, $0.16 par value;
100,000,000 equity shares authorized, Issued and outstanding – 66,243,078 and 66,268,972 as of March 31, 2003 and September 30, 2003, respectively	8,602,909	8,605,728
Additional paid-in capital	127,042,751	128,818,007
Accumulated other comprehensive income	(31,444,835)	(6,610,579)
Deferred stock compensation	(2,817,066)	(673,687)
Retained earnings	524,621,160	624,252,704

Total stockholders’ equity	626,004,919	754,392,173

		(Unaudited)

	March 31, 2003 (1)	September 30, 2003

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$854,269,414

(1)  March 31, 2003 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiary

Unaudited consolidated statements of income

	Three months ended September 30,		Six months ended September 30,

	2002	2003	2002	2003

Revenues	$181,446,939	$250,768,976	$337,761,808	$484,024,612
Cost of revenues (including amortization of stock compensation expenses of $ 729,994 and $ 628,905 for the three months ended September 30, 2002 and 2003 and $ 1,459,988 and $ 1,257,812 for the six months ended September 30, 2002 and 2003)	97,292,593	140,742,637	183,297,362	273,645,026

Gross profit	84,154,346	110,026,339	154,464,446	210,379,586

Operating Expenses:
Selling and marketing expenses	14,484,552	18,013,747	25,782,286	35,416,302
General and administrative expenses	13,102,320	20,437,144	24,961,448	38,161,371
Amortization of stock compensation expense	513,954	442,783	1,027,908	885,567
Amortization of intangible assets	615,904	3,322,455	820,025	4,071,573

Total operating expenses	28,716,730	42,216,129	52,591,667	78,534,813

Operating income	55,437,616	67,810,210	101,872,779	131,844,773
Other income, net	534,252	10,242,926	5,630,772	15,543,706

Income before income taxes	55,971,868	78,053,136	107,503,551	147,388,479
Provision for income taxes	9,271,397	13,339,383	17,958,780	24,404,180

Net income	$46,700,471	$64,713,753	$89,544,771	$122,984,299

Earnings per equity share
Basic	$0.71	$0.99	$1.36	$1.87
Diluted	$0.70	$0.97	$1.35	$1.85
Weighted equity shares used in computing earnings per equity share
Basic	65,567,135	65,591,028	65,567,033	65,587,368
Diluted	66,175,895	66,412,725	66,275,118	66,244,852

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiary

Unaudited consolidated statements of stockholders’ equity and comprehensive income

	Common stock
			Additional paid-in	Comprehensive
	Shares	Par value	capital	income

Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948

Common stock issued	19,050	1,961	646,906
Cash dividends declared	—	—	—
Income tax benefit arising on exercise of stock options	—	—	438,139
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	89,544,771
Other comprehensive income
Translation adjustment	—	—	—	5,473,659

Comprehensive income				$95,018,430

Balance as of September 30, 2002	66,205,180	$8,598,962	$124,164,993

Balance as of March 31, 2003	66,243,078	$8,602,909	$127,042,751

Common stock issued	25,894	2,819	1,105,240
Cash dividends declared	—	—	—
Income tax benefit arising on exercise of stock options	—	—	670,016
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	122,984,299
Other comprehensive income
Translation adjustment	—	—	—	24,834,256

Comprehensive income				$147,818,555

Balance as of September 30, 2003	66,268,972	$8,605,728	$128,818,007

	Accumulated other
	comprehensive	Deferred stock		Total stockholders’
	income	compensation	Retained earnings	equity

Balance as of March 31, 2002	$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366

Common stock issued	—	—	—	648,867
Cash dividends declared	—	—	(16,956,889)	(16,956,889)
Income tax benefit arising on exercise of stock options	—	—	—	438,139
Amortization of compensation related to stock option grants	—	2,487,896	—	2,487,896
Comprehensive income
Net income	—	—	89,544,771	89,544,771
Other comprehensive income
Translation adjustment	5,473,659	—	—	5,473,659
Comprehensive income

Balance as of September 30, 2002	$(39,967,489)	$(5,132,704)	$436,352,047	$524,015,809

Balance as of March 31, 2003	$(31,444,835)	$(2,817,066)	$524,621,160	$626,004,919

Common stock issued				1,108,059
Cash dividends declared	—	—	(23,352,755)	(23,352,755)
Income tax benefit arising on exercise of stock options	—	—	—	670,016
Amortization of compensation related to stock option grants	—	2,143,379	—	2,143,379
Comprehensive income
Net income	—	—	122,984,299	122,984,299
Other comprehensive income
Translation adjustment	24,834,256	—	—	24,834,256

Comprehensive income

Balance as of September 30, 2003	$(6,610,579)	$(673,687)	$624,252,704	$754,392,173

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiary

Unaudited consolidated statements of cash flows

	Six months ended September 30,

	2002	2003

OPERATING ACTIVITIES:
Net income	$89,544,771	$122,984,299
Adjustments to reconcile net income to net cash provided by operating activities
Loss on sale of property, plant and equipment	24,787	2,153
Depreciation	17,386,573	19,365,934
Amortization of intangible assets	820,025	4,071,573
Provision for investments	3,163,560	1,419,662
Deferred taxes	(1,561,294)	907,313
Amortization of deferred stock compensation expense	2,487,896	2,143,379
Changes in assets and liabilities
Trade accounts receivable	(25,241,313)	(15,922,435)
Prepaid expenses and other current assets	(2,819,465)	(5,535,317)
Unbilled revenue	(9,355,693)	1,736,340
Income taxes	(3,908,096)	10,456,367
Accounts payable	337,610	(204,409)
Client deposits	1,298,162	(288,926)
Unearned revenue	7,270,897	1,818,558
Other accrued liabilities	14,401,660	11,860,194

Net cash provided by operating activities	93,850,080	154,814,685

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment	(17,174,194)	(28,804,288)
Expenditure on intangible asset	(2,901,487)	—
Proceeds from sale of property, plant and equipment	36,366	47,375
Loans to employees	(3,796,946)	1,802,363
Investments in liquid mutual fund units	—	(97,960,961)
Purchase of other investments	—	(78,906)

Net cash used in investing activities	(23,836,261)	(124,994,417)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	648,867	1,108,059
Proceeds from issuance of preferred stock by subsidiary	10,000,000	—
Payment of dividends	(16,641,276)	(21,514,587)

Net cash used in financing activities	(5,992,409)	(20,406,528)

Effect of exchange rate changes on cash	3,802,239	12,190,842
Net increase in cash and cash equivalents during the period	67,823,649	21,604,582
Cash and cash equivalents at the beginning of the period	210,485,940	354,362,918

Cash and cash equivalents at the end of the period	$278,309,589	$375,967,500

Supplementary information:
Cash paid towards taxes	$21,888,054	$13,029,716
Non cash transaction (see Note 2.5)	$5,000,000	—

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiary

Notes to the unaudited consolidated financial statements

1 Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (“Infosys’’ or “the Company’’) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon’’) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The accompanying consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Inter-company balances and transactions are eliminated on consolidation. All amounts are stated in U.S. dollars, except as otherwise specified.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2003.

1.3 Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the period. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support and the useful lives of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2 to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software products generally have three elements: license, implementation and Annual Technical Services (“ATS’’). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (“VSOE”) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognised as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, and deposits with corporations.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15	years	Plant and equipment	5 years
Furniture and fixtures	5	years	Vehicles	5 years
Computer equipment	2-5	years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under “Capital work-in-progress”.

1.7 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives of acquired rights in software applications to range between one through two years.

1.8 Impairment of long-lived assets

The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved.

1.10 Foreign currency translation

The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee (“Rs.”). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as “Other comprehensive income”, a separate component of stockholders’ equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11 Earnings per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method.

1.12 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.13 Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.14 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2003 and September 30, 2003, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.15 Retirement benefits to employees

1.15.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”), covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, Infosys contributes to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

In accordance with the Payment of Gratuity Act, 1972, Progeon provides for gratuity, a defined benefit retirement plan covering eligible employees. The plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the gratuity plan are determined by actuarial valuation.

1.15.2 Superannuation

Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust, based on a specified percentage of each covered employee’s salary. Infosys has no further obligations to the Plan beyond its monthly contributions.

Certain employees of Progeon are also participants of a defined contribution plan. The company makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. The company has no further obligations to the superannuation plan beyond its monthly provisions.

1.15.3 Provident fund

Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. There are no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

1.16 Investments

The company accounts by the equity method for investments between 20% and 50% or where it is otherwise able to exercise significant influence over the operating and financial policies of the investee. Non-readily marketable equity securities for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings. Realized gains and losses and unrealized holding gains and losses for trading securities are included in earnings. Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholder’s equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings. The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.17 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Six months ended September 30,

	2002	2003

Net income, as reported	$89,544,771	$122,984,299
Add: Stock-based employee compensation expense included in reported net income	2,487,896	2,143,379
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	27,864,077	29,093,503
Pro forma net income	$64,168,590	$96,034,175
Earnings per share:
Basic – as reported	$1.36	$1.87
Basic – pro forma	$0.98	$1.46
Diluted – as reported	$1.35	$1.85
Diluted – pro forma	$0.97	$1.45

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Six months ended September 30,

	2002	2003

Dividend yield %	0.2%	0.2%
Expected life	1-5 years	1-5 years
Risk free interest rate	6%	5.2-5.7%
Volatility	60-75%	60-75%

1.18 Dividends

Dividends on common stock are recorded as a liability on the date of declaration by the stockholders.

1.19 Derivative financial instruments

The company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective. The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.20 Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

2 Notes to the unaudited consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents as of March 31, 2003 and June 30, 2003 are as follows:

	As of

	March 31, 2003	September 30, 2003

Cost and fair values
Cash and bank deposits	$283,302,326	$303,029,774
Deposits with corporations	71,060,592	72,937,726

	$354,362,918	$375,967,500

Cash and cash equivalents include restricted cash balances in the amount of $ 336,610 and $ 389,630 as of March 31, 2003 and September 30, 2003 respectively. The restrictions are primarily on account of unclaimed dividend.

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2003 and September 30, 2003, net of allowance for doubtful accounts of $3,010,568 and $4,140,180 respectively, amounted to $109,119,856 and $ 129,442,231. The age profile of trade accounts receivable, net of allowances is given below.

	In %

	As of

	March 31, 2003	September 30, 2003

Period (in days)
0 – 30	65.8	70.9
31 – 60	29.0	16.4
61 – 90	3.9	7.5
More than 90	1.3	5.2

	100.0	100.0

2.3 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of

	March 31, 2003	September 30, 2003

Rent deposits	$2,856,226	$3,529,878
Security deposits with service providers	2,814,216	2,792,243
Loans to employees	12,252,004	11,112,761
Prepaid expenses	5,209,907	9,316,469
Other current assets	1,251,963	2,572,315

	$24,384,316	$29,323,666

Other current assets include advance payments to vendors for the supply of goods and rendering of services and certain costs incurred towards software. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.4 Property, plant and equipment – net

Property, plant and equipment consist of the following:

	As of

	March 31, 2003	September 30, 2003

Land	$9,948,480	$10,619,687
Buildings	81,114,141	93,845,960
Furniture and fixtures	43,969,763	51,163,735
Computer equipment	77,299,299	88,927,004
Plant and equipment	47,832,904	57,179,965
Vehicles	73,995	76,824
Capital work-in-progress	16,281,831	14,336,095

	276,520,413	316,149,270
Accumulated depreciation	(119,326,223)	(143,407,676)

	$157,194,190	$172,741,594

Depreciation expense amounted to $ 17,386,573 and $ 19,365,934 for the six months ended September 30, 2002 and 2003 respectively. The amount of third party software (for internal use) expensed during the six months ended September 30, 2002 and 2003 was $ 5,362,888 and $ 7,566,617 respectively.

2.5 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights of Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to US$ 3.47 million. The consideration has been recorded as an intangible asset, which is being amortized over two years representing management’s estimate of the useful life of the intellectual property.

During the six months ended September 30, 2002, the company entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company will pay the committed consideration of US$ 5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of US$ 5 million is recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. In August 2003, management revised its estimates of the remaining useful life of the intangible asset to three months. The carrying amount of the intangible asset as is being amortized prospectively over the revised remaining useful life of 3 months from August 1, 2003. The additional amortization for the six months ended September 30, 2003 due to the revision in estimate of remaining useful life was $ 2.6 million. The amount payable as consideration is disclosed as a non-current liability as of March 31, 2003 and September 30, 2003 and as a non-cash transaction in the unaudited consolidated statement of cash flows.

As of March 31, 2003 and September 30, 2003, intangible assets (net of accumulated amortization of $ 2,360,799 and $ 6,577,924 ) were $ 6,471,236 and $2,628,011.

2.6 Investments

The carrying value and the fair values of the Company’s investments are as follows:

	Carrying cost	Fair value

As of March 31, 2003
M-Commerce Ventures Pte Ltd – 80 units, each unit representing 1 Ordinary Share of S$1 each at par and 900 Redeemable Preference Shares of S$1 each at par, With a premium of S$1,110 per Redeemable Preference Share	$453,863	$453,863
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970	2,999,970
Workadia Inc., USA – 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	660,000	660,000
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, At $1.81 each fully paid, par value $0.001 each	500,000	500,000

	$4,613,833	$4,613,833

As of September 30, 2003
M-Commerce Ventures Pte Ltd – 100 units, each unit representing 1 Ordinary Share of S$1 each at par and 774 Redeemable Preference Shares of S$1 each at par with a premium of S$1,110 per Redeemable Preference Share and 126 Redeemable Preference Shares of S$1 each at par	$502,578	$502,578
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	1,951,476	1,951,476
Workadia Inc., USA – 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	702,388	702,388
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, At $1.81 each fully paid, par value $0.001 each	103,218	103,218

	$3,259,660	$3,259,660

2.7 Other assets

Other assets represent the non-current portion of loans to employees.

2.8 Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues.

The required repayments of loans by employees are as detailed below.

	As of

Year ending March/September	March 31, 2003	September 30, 2003

2004	$12,252,004	$11,112,761
2005	4,298,780	4,474,097
2006	3,206,683	3,286,573
2007	2,416,202	2,510,530
2008	2,099,781	2,280,415
Thereafter	4,432,882	4,311,044

	$28,706,332	$27,975,420

The estimated fair values of related party receivables amounted to $24,422,419 and $ 23,637,104 as of March 31, 2003 and September 30, 2003 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

	As of

	March 31, 2003	September 30, 2003

Accrued compensation to staff	$25,382,793	$37,447,317
Accrued dividends	336,610	389,630
Provision for post sales client support	1,015,022	1,020,034
Employee withholding taxes payable	4,964,118	5,419,679
Provision for expenses	12,196,810	12,996,589
Retainage	1,120,938	1,304,754
Others	1,232,978	1,509,896

	$46,249,269	$60,087,899

2.10 Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.10.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share.

2.10.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.10.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.10.4 Stock options

There are no voting, dividend or liquidation rights to the holders of warrants/options issued under the company’s stock option plans.

2.11 Share capital of Progeon

In April 2002, Progeon issued 12,250,000 equity shares of par value $0.20 per share to its holding company, Infosys, in exchange for an aggregate consideration of $2,500,000 (“First Tranche subscription”). In terms of the stock subscription agreement between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon, Infosys is also required to subscribe to an additional 12,250,000 equity shares in Progeon during calendar year 2003.

On June 14, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares to CIFC at an issue price of $2.28 (equivalent to Rs. 112) per share, in exchange for an aggregate consideration of $10,000,000. Unless earlier converted, pursuant to an agreement between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) date or (ii) September 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. The dividend on the preference shares for the period ended September 30, 2003 is payable.

Each holder of these cumulative convertible preference shares is entitled to receive notice of, and to attend, any shareholders’ meeting and shall be entitled to vote together with holders of equity shares on any matters that affect their rights as preference shareholders including any resolution for winding up the company or for the repayment or reduction of the company’s share capital.

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid a dollar equivalent of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalizations and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares). CIFC is also required to subscribe to an additional 4,375,000 cumulative convertible preference shares shares in Progeon during calendar year 2003.

2.12 Other income, net

Other income, net, consists of the following:

	Six months ended September 30,

	2002	2003

Interest income	$7,573,223	$9,396,642
Income from mutual fund investments	—	773,539
Exchange gains	992,134	6,608,840
Provision for investments	(3,217,938)	(1,419,662)
Others	283,353	184,347

	$5,630,772	15,543,706

The provision for investments during the six months ended September 30, 2002 included approximately $ 1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $1.5 million for Workadia Inc and other miscellaneous investments. The provisions during the six months ended September 30, 2003 include write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million).These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

2.13 Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $ 1,389,215 and $ 3,639,104 for the six months ended September 30, 2002 and 2003 respectively.

2.14 Employees’ Stock Offer Plans (“ESOP”)

In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $ 2,487,896 and $ 2,143,379 for the six months ended September 30, 2002 and 2003 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further grants will be made to employees under this plan.

1998 Employees Stock Offer Plan (the “1998 Plan”). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising five members, all of whom are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the “1999 Plan”). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (“FMV”). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

The activity in the warrants / equity shares of the 1994, 1998 and 1999 ESOP are set out below.

	Six months ended September 30,

	2002		2003

	Shares	Weighted	Shares	Weighted
	arising	average	arising	average
	out of options	exercise price	out of options	Exercise price

1994 Option Plan
Outstanding at the beginning of the period	321,400		318,200
Granted	—		—
Forfeited	(1,600)	$1.15	(600)	$1.15
Exercised	—		—

Outstanding at the end of the period	319,800		317,600

Exercisable at the end of the period	—		—	—
Weighted average fair value of grants during the period at less than market	—		—	—
1998 Option Plan
Outstanding at the beginning of the period	1,131,247		1,251,703
Granted	138,850	$115	47,700	$95
Forfeited	(75,558)	$60	(79,718)	$143
Exercised	(19,050)	$34	(17,580)	$36

Outstanding at the end of the period	1,175,489	—	1,202,105

Exercisable at the end of the period	202,893		362,575
Weighted-average fair value of options granted during the period	—	$30		$24
1999 Option Plan
Outstanding at the beginning of the period	4,668,815	—	5,061,171
Granted	338,750	$70	186,200	$65
Forfeited	(107,269)	$95	(175,717)	$96
Exercised	—	—	(8,314)	$57

Outstanding at the end of the period	4,900,296		5,063,340

Exercisable at the end of the period	594,507		1,695,999
Weighted-average fair value of options granted during the period		$31		$29

The following table summarizes information about stock options outstanding as of September 30, 2003

		Options Outstanding		Options Exercisable

Range of	No. of shares	Weighted average		No. of shares
exercise prices	arising out of	remaining contractual life	Weighted average	arising out of	Weighted average
per share($)	options	in years	exercise price	options	exercise price

1994 Plan
1.15	317,600	0.98	$1.15	—	—

1998 Plan
34–50	81,350	3.44	$34	81,350	$34
51-100	277,671	6.20	$84	51,386	$81
101-150	353,004	6.72	$124	35,935	$126
151-200	350,635	5.16	$190	126,449	$189
201-300	64,845	5.14	$240	22,695	$241
301-400	59,250	4.61	$324	35,550	$324
401-660	15,350	4.42	$514	9,210	$514

	1,202,105			362,575

1999 Plan
51-100	3,358,530	5.73	$75	969,398	$79
101-150	1,310,940	5.19	$127	530,806	$128
151-200	374,210	4.96	$165	183,495	$166
201-250	19,660	4.36	$208	12,300	$208

	5,063,340			1,695,999

Progeon’s 2002 Plan provides for the grant of stock options to employees of the company and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan. Options to purchase 2,464,925 shares of Progeon are outstanding as of September 30, 2003. Options to purchase 663,750 shares with a weighted average exercise price of $ 1.26 per share were granted during the six months ended September 30, 2003. The weighted average fair value of grants during the six months ended September 30, 2003 was $ 0.36. The outstanding options have a weighted average remaining contractual life of 3.22 years and weighted average exercise price of $ 0.84. No options were exercisable as of September 30, 2003.

2.15 Income taxes

The provision for income taxes comprises:

	Six months ended September 30,

	2002	2003

Current taxes:
Domestic taxes	$8,413,825	$6,553,958
Foreign taxes	11,106,249	16,942,909

	19,520,074	23,496,867

Deferred taxes:
Domestic taxes	(918,227)	1,138,540
Foreign taxes	(643,067)	(231,227)

	(1,561,294)	907,313

Aggregate taxes	$17,958,780	$24,404,180

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of
	March 31, 2003	September 30, 2003

Deferred tax assets:
Property, plant and equipment	$4,719,124	$5,034,949
Provision for doubtful debts	1,093,701	1,069,207
Investments	2,545,761	2,931,836

	8,358,586	9,035,992
Less: Valuation allowance	(614,004)	(1,637,567)

	7,744,582	7,398,425
Deferred tax liability on foreign exchange gains	(191,156)	(456,235)

Net deferred tax assets	$7,553,426	$6,942,190

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at September 30, 2003. The valuation allowance relate to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provided that the exempt income from an export oriented undertaking, for fiscal 2003 be restricted to 90% of its export income. However, this restriction is not applicable from fiscal 2004. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the company’s U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. The company has not triggered the BPT and intends to maintain the current level of its net assets in the U.S., as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.16 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Six months ended September 30,

	2002	2003

Basic earnings per equity share – weighted average number of common shares outstanding excluding Unallocated shares of ESOP	65,567,033	65,587,368
Effect of dilutive common equivalent shares – stock options outstanding	708,085	657,484

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	66,275,118	66,244,852

Options to purchase 823,285 shares under the 1998 Plan and 3,456,079 shares under the 1999 Plan were not considered for calculating diluted earnings per share for the six months ended September 30, 2003 as their effect was anti-dilutive.

2.17 Derivative financial instruments

The Company enters into foreign exchange forward contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $88,000,000 and $ 150,250,000 as of March 31, 2003 and September 30, 2003, respectively. The foreign exchange forward contracts mature between one to six months.

2.18 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (“telecom”) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services the from the company’s offshore software development centres and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.18.1 Industry segments
Six months ended September 30, 2002

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$128,013,740	$56,687,555	$50,209,456	$38,547,834	$64,303,223	$337,761,808
Identifiable operating expenses	52,959,562	23,698,477	17,139,646	12,309,458	23,868,523	129,975,666
Allocated expenses	33,917,196	13,942,755	12,351,052	9,482,195	15,869,311	85,562,509
Segmental operating income	$41,136,982	$19,046,323	$20,718,758	$16,756,181	$24,565,389	122,223,633
Unallocable expenses						20,350,854
Operating income						101,872,779
Other income, net						5,630,772
Income before income taxes						107,503,551
Provision for income taxes						17,958,780

Net income						$89,544,771

Six months ended September 30, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$184,711,932	$74,009,744	$72,726,342	$56,389,866	$96,186,728	$484,024,612
Identifiable operating expenses	77,786,449	31,798,523	28,917,492	20,830,320	39,434,015	198,766,799
Allocated expenses	49,788,676	19,012,833	19,831,339	14,489,772	24,709,533	127,832,153
Segmental operating income	$57,136,807	$23,198,388	$23,977,511	$21,069,774	$32,043,180	157,425,660
Unallocable expenses						25,580,887
Operating income						131,844,773
Other income, net						15,543,706
Income before income taxes						147,388,479
Provision for income taxes						24,404,180

Net income						$122,984,299

2.18.2 Geographic segments
Six months ended September 30, 2002

	North America	Europe	India	Rest of the World	Total

Revenues	$246,881,743	$60,017,683	$7,488,804	$23,373,578	$337,761,808
Identifiable operating expenses	98,082,819	21,167,925	2,587,166	8,137,756	129,975,666
Allocated expenses	61,950,015	14,939,186	2,267,115	6,406,193	85,562,509
Segmental operating income	$86,848,909	$23,910,572	$2,634,523	$8,829,629	122,223,633
Unallocable expenses					20,350,854
Operating income					101,872,779
Other income, net					5,630,772
Income before income taxes					107,503,551
Provision for income taxes					17,958,780

Net income					$89,544,771

Six months ended September 30, 2003

	North America	Europe	India	Rest of the World	Total

Revenues	$359,534,575	$85,744,877	$9,046,654	$29,698,506	$484,024,612
Identifiable operating expenses	151,279,970	34,302,876	2,755,024	10,428,929	198,766,799
Allocated expenses	95,431,837	22,442,369	2,320,901	7,637,046	127,832,153
Segmental operating income	$112,822,768	$28,999,632	$3,970,729	$11,632,531	157,425,660
Unallocable expenses					25,580,887
Operating income					131,844,773
Other income, net					15,543,706
Income before income taxes					147,388,479
Provision for income taxes					24,404,180

Net income					$122,984,299

2.18.3 Significant clients

No clients individually accounted for more than 10% of the revenues in the six months ended September 30, 2002 and 2003.

2.19 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $1,681,044 and $ 1,813,019 as of March 31, 2003 and September 30, 2003, respectively. These guarantees are generally provided to governmental agencies.

2.20 Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the company and its former director, Mr Phaneesh Murthy. The lawsuit has not yet been served on the company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. We provide end-to-end business solutions that leverage technology, thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle, encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer business process management services through our majority-owned subsidiary, Progeon Limited, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, on behalf of our stockholders, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from this sponsored secondary offering.

Our revenues grew from $121.0 million in fiscal 1999 to $ 753.8 million in fiscal 2003, representing a compound annual growth rate of 58.0%. Our net income grew from $ 17.5 million, after a one-time stock compensation expense to $ 194.9 million during the same period, representing a compound annual growth rate of 83.0%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For the six months ended September 30, 2003, 96.7% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between September 30, 1999 and September 30, 2003 our total employees grew from approximately 4,778 to approximately 19,120, representing a compound annual growth rate of 41.4%. In addition, Progeon Limited had approximately 1,038 employees as of September 30, 2003.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 73.0% of our total revenues from North America, 17.7% from Europe, 2.1% from India and 7.2% from the rest of the world for fiscal 2003.

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.6% of our total revenues for fiscal 2003 and 3.2% for the six months ended September 30, 2003.

We have also experienced pricing pressure from our clients, especially during the recent economic downturn, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, subcontracting costs, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

We typically assume full project management responsibility for each project that we undertake. Approximately 69.3% of the total billed person months during the six months ended September 30, 2003 was performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own IT development needs, and we do not perform subcontracted work for other IT service providers. For fiscal 2003 and the six months ended September 30, 2003, approximately 3.8 % and 2.1% of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower IT professional utilization resulting in a higher than expected number of unassigned IT professionals. In addition, we do not fully utilize our IT professionals when they are enrolled in training programs, particularly our 14-week training course for new employees. Because a large percentage of new hires begin their initial training in the second fiscal quarter, our utilization rates have historically been lower in the second and third quarters of our fiscal year.

Selling and marketing expenses represent 7.4% and 7.3% of total revenues for fiscal 2003 and six months ended September 30, 2003. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, sales and marketing offices and telecommunication. Our general and administrative expenses represent 7.7% and 7.9% of total revenues for fiscal 2003 and six months ended September 30, 2003. General and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Our amortization of stock compensation expense consists of the portion of amortization expenses which have not been included in cost of revenues. The non-cash compensation expense arises from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of intellectual property rights. We amortize intellectual property rights over a period of one through two years.

Other income includes interest and dividend income, foreign currency exchange gains / losses and provisions for losses on investments.

Our functional currency is the Indian rupee and the financial statements included in this Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange

Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

● sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

● retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

● use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income taxes

Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively lower tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $ 71.9 million and $ 50.2 million for fiscal 2003 and the six months ended September 30, 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning April 1, 2000.

When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for the six months ended September 30, 2003 was 16.6% and our Indian statutory tax rate for the same period was 35.9%.

Results for three months ended September 30, 2003 compared to the three months ended September 30, 2002

Revenues. Our revenues were $ 250.8 million for the three months ended September 30, 2003, representing an increase of $ 69.4 million, or 38.3% over revenues of $ 181.4 million for the three months ended September 30, 2002. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in financial services, retailing and telecom and from clients in other industries, including utilities and logistics. Our financial services clients comprised 38.9% and 38.8% of revenues for each of the three months ended September 30, 2003 and 2002. Our retail clients comprised 11.7% and 11.3% of revenues for each of the three months ended September 30, 2003 and 2002 while our clients in telecom comprised 15.4% and 14.6% of revenues for each of the three months ended September 30, 2003 and 2002. Our clients in other industries comprised 19.1% and 18.3% of revenues for each of the three months ended September 30, 2003 and 2002. Sales of our software products represented 2.8% of our total revenues for the three months ended September 30, 2003, as compared to 5.5% for the three months ended September 30, 2002. Revenues from services represented 97.2% of total revenues for the three months ended September 30, 2003, as compared to 94.5% for the three months ended September 30, 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 35.2% and 64.8% of total revenues for the three months ended September 30, 2003, as compared to 36.1% and 63.9% for the three months ended September 30, 2002. Revenues from North America, Europe, India and the rest of the world represented 73.9%, 18.0%, 1.6% and 6.5% of total revenues for the three months ended September 30, 2003 as compared to 73.8%, 16.5%, 2.5% and 7.2% for the three months ended September 30, 2002.

Cost of revenues. Our cost of revenues was $ 140.7 million for the three months ended September 30, 2003, representing an increase of $ 43.4 million, or 44.6%, over our cost of revenues of $ 97.3 million for the three months ended September 30, 2002. Cost of revenues represented 56.1% and 53.6% of total revenues for the three months ended September 30, 2003 and 2002. This increase in our cost of revenues was partially attributable to an increase of approximately $ 12.0 million in compensation of new hires and increased personnel costs of approximately $ 25.0 million due to salary increases; foreign travel costs of approximately $ 1.0 million; software purchased for own use approximately $ 2.3 million; communication expenses of approximately $ 1.1 million, and depreciation expenses of approximately $ 1.6 million. There has been a decrease of $ 1.0 million in subcontracting costs. Cost of revenues includes amortization of stock compensation expense of $ 0.6 million and $ 0.7 million for the three months ended September 30, 2003 and 2002 respectively.

Gross profit. As a result of the foregoing, our gross profit was $ 110.0 million for the three months ended September 30, 2003, representing an increase of $ 25.8 million, or 30.6%, over our gross profit of $ 84.2 million for the three months ended September 30, 2002. As a percentage of revenues, gross profit decreased to 43.9% for the three months ended September 30, 2003 from 46.4% for the three months ended September 30, 2002. This decrease was attributable to a 44.6% increase in cost of revenues from the three months ended September 30, 2002 to the three months ended September 30, 2003, offset by a 38.3 % increase in revenues in the same period.

Selling and marketing expenses. We incurred selling and marketing expenses of $ 18.0 million in the three months ended September 30, 2003, representing an increase of $ 3.5 million, or 24.1%, over the $ 14.5 million expended in the three months ended September 30, 2002. As a percentage of total revenues, selling and marketing expenses were 7.2% and 8.0% for the three months ended September 30, 2003 and 2002. The number of our sales offices increased to 30 as of September 30, 2003 from 29 as of September 30, 2002, and the number of our sales and marketing personnel increased to 264 as of September 30, 2003, from 246 as of September 30, 2002. The increase in selling and marketing expenses is mainly attributable to increases of approximately $4.3 million in personnel costs of selling and marketing employees offset by decreases of $ 0.8 million in sales commission expenses and $ 0.4 million in professional charges.

General and administrative expenses. Our general and administrative expenses were $ 20.4 million for the three months ended September 30, 2003, representing an increase of $ 7.3 million, or 55.7%, over general and administrative expenses of $ 13.1 million for the three months ended September 30, 2003. General and administrative expenses were 8.1% and 7.2% of total revenues for the three months ended September 30, 2003 and 2002. This increase in general and administrative expenses was primarily attributable to increases of approximately $ 1.2 million for personnel costs, $ 0.6 million in telecommunication charges, $ 0.5 million for professional charges, $ 1.2 million for insurance expenses, $0.6 million in office maintenance expenses, $ 0.5 million in power and fuel charges and $ 2.3 million for provision for bad debts. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit risk and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $ 0.4 million and $ 0.5 million for the three months ended September 30, 2003 and 2002.

Amortization of intangible assets. Amortization of intangible assets was $ 3.3 million for the three months ended September 30, 2003, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. We recorded amortization of intangible assets of $ 0.6 million during the three months ended September 30, 2002. During the six months ended September 30, 2002, the company entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The committed consideration of US$ 5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. In August 2003, management revised its estimates of the remaining useful life of the intangible asset to three months. The carrying amount of the intangible asset as is being amortized prospectively over the revised remaining useful life of 3 months from August 1, 2003. The additional amortization for the three months ended September 30, 2003 due to the revision in estimate of remaining useful life was $ 2.6 million.

Operating income. Our operating income was $ 67.8 million for the three months ended September 30, 2003 representing an increase of $ 12.4 million, or 22.4%, over our operating income of $ 55.4 million for three months ended September 30, 2002. As a percentage of revenues, operating income decreased to 27.0% for the three months ended September 30, 2003 from 30.6% for the three months ended September 30, 2002.

Other income. Other income was $ 10.2 million for the three months ended September 30, 2003 representing an increase of $ 9.7 million over other income of $0.5 million for the three months ended September 30, 2002. The increase is primarily on account of $ 5.4 million in exchange differences, $0.7 million in interest on deposits with financial institutions, $ 0.8 million in dividend income from investments in mutual funds and a decrease of $ 3.2 million in provision for investments.

In the three months ended September 30, 2002, we provided for write downs to our investments in the aggregate amount of approximately $ 3.2 million. These included approximately $ 1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $ 1.5 million for Workadia Inc and other miscellaneous investments. These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and their inability to continue operations.

Provision for income taxes. Our provision for income taxes was $ 13.3 million for three months ended September 30, 2003, representing an increase of $ 4.0 million, or 43.0%, over our provision for income taxes of $ 9.3 million for the three months ended September 30, 2002. Our effective tax rate increased to 17.1% for the three months ended September 30, 2003 from 16.6% for the three months ended September 30, 2002.

Net income. Our net income was $ 64.7 million for the three months ended September 30, 2003, representing an increase of $ 18 million, or 38.5% over our net income of $ 46.7 million for the three months ended September 30, 2002. As a percentage of total revenues, net income increased to 25.8% for the three months ended September 30, 2003 from 25.7% for the three months ended September 30, 2002.

Results for six months ended September 30, 2003 compared to the six months ended September 30, 2002

Revenues. Our revenues were $ 484.0 million for the six months ended September 30, 2003, representing an increase of $ 146.2 million, or 43.3%, over revenues of $ 337.8 million for the six months ended September 30, 2002. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services, retailing and telecom industries and from clients in other industries, including utilities and logistics. Our financial services clients comprised 38.2% and 37.9% of revenues for each of the six months ended September 30, 2003 and 2002. Our retail clients comprised 11.7% and 11.4% of revenues for each of the six months ended September 30, 2003 and 2002 while our clients in telecom comprised 15.0% and 14.9% of revenues for each of the six months ended September 30, 2003 and 2002. Our clients in other industries comprised 19.9% and 19.0% of revenues for each of the six months ended September 30, 2003 and 2002. Sales of our software products represented 3.2% of our total revenues for the six months ended September 30, 2003, as compared to 4.7% for the six months ended September 30, 2002. Revenues from services represented 96.8% of total revenues for the six months ended September 30, 2003, as compared to 95.3% for the six months ended September 30, 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 35.4% and 64.6% of total revenues for the six months ended September 30, 2003, as compared to 35.7% and 64.3% for the six months ended September 30, 2002. Revenues from North America, Europe, India and the rest of the world represented 74.3%, 17.7%, 1.9% and 6.1% of total revenues for the six months ended September 30, 2003 as compared to 73.1%, 17.8%, 2.2% and 6.9% for the six months ended September 30, 2002.

Cost of revenues. Our cost of revenues was $273.6 million for the six months ended September 30, 2003, representing an increase of $90.3 million, or 49.3%, over our cost of revenues of $ 183.3 million for the six months ended September 30, 2002. Cost of revenues represented 56.5% and 54.3% of total revenues for the six months ended September 30, 2003 and 2002. This increase in our cost of revenues was partially attributable to an increase of approximately $24.1 million in compensation of new hires and increased personnel costs of approximately $50.9 million due to salary increases; foreign travel costs of approximately $ 2.6 million; software purchased for own use approximately $ 3.2 million; communication expenses of approximately $ 1.7 million, depreciation expenses of approximately $ 2.4 million and consultancy charges of approximately $ 3.6 million paid to sub-contractors. Cost of revenues includes amortization of stock compensation expense of $1.3 million and $1.5 million for the six months ended September 30, 2003 and 2002 respectively.

Gross profit. As a result of the foregoing, our gross profit was $ 210.4 million for the six months ended September 30, 2003, representing an increase of $55.9 million, or 36.2%, over our gross profit of $154.5 million for the six months ended September 30, 2002. As a percentage of revenues, gross profit decreased to 43.5% for the six months ended September 30, 2003 from 45.7% for the six months ended September 30, 2002. This decrease was attributable to a 49.3% increase in cost of revenues from the six months ended September 30, 2002 to the six months ended September 30, 2003, offset by a 43.3% increase in revenues in the same period.

Selling and marketing expenses. We incurred selling and marketing expenses of $ 35.4 million in the six months ended September 30, 2003, representing an increase of $ 9.6 million, or 37.2%, over the $ 25.8 million expended in the six months ended September 30, 2002. As a percentage of total revenues, selling and marketing expenses were 7.3% and 7.6% for the six months ended September 30, 2003 and 2002. The number of our sales offices increased to 30 as of September 30, 2003 from 29 as of September 30, 2002, and the number of our sales and marketing personnel increased to 264 as of September 30, 2003, from 246 as of September 30, 2002. The increase in selling and marketing expenses is mainly attributable to increases of approximately $9.2 million in personnel costs of selling and marketing employees, and $1.0 million in rental expenses offset by a decrease of $ 0.7 million in sales commission expenses.

General and administrative expenses. Our general and administrative expenses were $ 38.2 million for the six months ended September 30, 2003, representing an increase of $ 13.2 million, or 52.8%,

over general and administrative expenses of $ 25.0 million for the six months ended September 30, 2002. General and administrative expenses were 7.9% and 7.4% of total revenues for the six months ended September 30, 2003 and 2002. This increase in general and administrative expenses was primarily attributable to increases of approximately $ 2.6 million for personnel costs, $1.4 million in telecommunication charges, $1.1 million for office maintenance, $1.9 million for insurance expenses, $ 1.0 million in power and fuel charges, $ 1.0 million in donations to charities and $ 3.0 million in provision for bad debts. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit risk and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was $ 0.9 million and $ 1.0 million for the six months ended September 30, 2003 and 2002.

Amortization of intangible assets. Amortization of intangible assets was $ 4.1 million and $ 0.8 million for the six months ended September 30, 2003 and 2002, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. During the six months ended September 30, 2002, the company entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The committed consideration of US$ 5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. In August 2003, management revised its estimates of the remaining useful life of the intangible asset to three months. The carrying amount of the intangible asset as is being amortized prospectively over the revised remaining useful life of 3 months from August 1, 2003. The additional amortization for the six months ended September 30, 2003 due to the revision in estimate of remaining useful life was $ 2.6 million.

Operating income. Our operating income was $131.8 million for the six months ended September 30, 2003 representing an increase of $ 29.9 million, or 29.3%, over our operating income of $ 101.9 million for six months ended September 30, 2002. As a percentage of revenues, operating income decreased to 27.2% for the six months ended September 30, 2003 from 30.2% for the six months ended September 30, 2002.

Other income. Other income was $ 15.5 million for the six months ended September 30, 2003 representing an increase of $9.9 million over other income of $5.6 million for the six months ended September 30, 2002. The increase is primarily attributable to exchange differences of $ 5.6 million, interest income of $ 2.1 million on deposits with financial institutions, dividend income of $ 0.8 million from mutual funds and decrease of approximately $ 1.8 million in provision for investments.

During the six months ended September 30, 2003 and 2002, we provided for write downs to our investments in the aggregate amount of approximately $1.4 million and $ 3.2 million. The provisions during the six months ended September 30, 2002 included approximately $ 1.5 million for Asia Net Media BVI Limited, $0.2 million for JASDIC Park Company, $1.5 million for Workadia Inc and other miscellaneous investments. The provisions during the six months ended September 30, 2003 include write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $ 24.4 million for six months ended September 30, 2003 , representing an increase of $ 6.4 million, or 35.6%, over our provision for income taxes of $18.0 million for the six months ended September 30, 2002. Our effective tax rate decreased to 16.6% for the six months ended September 30, 2003 from 16.7% for the six months ended September 30, 2002. The decrease is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations are subject to a 100% tax holiday in the current fiscal year.

Net income. Our net income was $ 123.0 million for the six months ended September 30, 2003, representing an increase of $33.5 million, or 37.4% over our net income of $ 89.5 million for the six months ended September 30, 2002. As a percentage of total revenues, net income decreased to 25.4% for the six months ended September 30, 2003 from 26.5% for the six months ended September 30, 2002.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $ 7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

As of September 30, 2003 we had $376.0 million in cash and cash equivalents, $98.3 million invested in liquid mutual funds, $567.1 million in working capital and no outstanding bank borrowings or long term debt. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $154.8 million and $93.9 million for the six months ended September 30, 2003 and 2002. Net cash provided by operations consisted primarily of net income and increases in other accrued liabilities, offset in part by an increase in accounts receivable. Accounts receivable as a percentage of the last twelve-month revenues represented 14.4% and 15.4% as of September 30, 2003 and 2002.

Prepaid expenses and other current assets increased by $5.5 million during the six months ended September 30, 2003, as compared to a $2.8 million increase during the six months ended September 30, 2002. There has also been a decrease in unbilled revenues by $1.7 million during the six months ended September 30, 2003 compared to an increase of $ 9.4 million during the six months ended September 30, 2002. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other accrued liabilities increased by $11.9 million and $14.4 million during the six months ended September 30, 2003 and 2002. The increases are primarily due to increases in our accrued employee compensation, withholding taxes payable and provisions for expenses.

The increase in unearned revenues was $1.8 million during the six months ended September 30, 2003 compared to a $ 7.3 million increase during the six months ended September 30, 2002. These changes resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related costs were not yet incurred.

Net cash used in investing activities was $125.0 million and $23.8 million for six months ended September 30, 2003 and 2002. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the six months ended September 30, 2003 and 2002, was $28.8 million and $17.2 million. Additionally, we acquired intangible assets in the amount of $2.9 million during the six months ended September 30, 2002. During the six months ended September 30, 2003, we invested $ 98.0 million in liquid mutual fund units.

We provide various loans, primarily to employees in India who are not executive officers or directors, including marriage loans, personal loans, salary advances, and loans for rental deposits. The loan program is designed to assist our employees and increase employee satisfaction. The terms of the outstanding loans range from 12 to 100 months. In the aggregate, these loans represented approximately $ 28.7 million and $ 28.0 million as of March 31, 2003 and September 30, 2003.

Net cash used in financing activities for the six months ended September 30, 2003 of $20.4 million primarily comprised of $ 21.5 million of dividend payments. During the six months ended September 30, 2002 we had $10.0 million of cash raised by the issuance of preferred stock by our subsidiary, offset by dividend payments of $16.6 million. As of September 30, 2003 we had contractual commitments for capital expenditure of $ 21.2 million. These commitments include approximately $ 20 million in domestic purchases and $ 1.2 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be completed by March 2004. We estimate additional capital expenditure of approximately $9.9 million will be made for the construction of a business continuity and disaster recovery center to be located in Mauritius, which we expect to be completed by the end of this fiscal year.

We have provided information to the public regarding forward-looking guidance on our business operations.

Reconciliation between Indian and U.S. GAAP

All financial information in this quarterly report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

● accounting for stock-based compensation;

● deferred taxes;

● consolidation of majority owned subsidiaries;

● provision for investments acquired through a non-cash transaction; and

● accounting for foreign exchange forward contracts.

	Six months ended September 30,

	2002	2003

Net profit as per Indian GAAP	$90,545,438	$124,522,797
Amortization of stock compensation expense	(2,487,896)	(2,143,379)
Profit/(Loss) of consolidated subsidiary	(512,771)	456,889
Forward contract-marked to market	—	732,066
Deferred taxes	—	(257,966)
Provision for investments	2,000,000	—
Others	—	(326,108)
Net income as per US GAAP	$89,544,771	$122,984,299

Quantitative and qualitative disclosures about market risk

General

Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

Risk management procedures

We manage market risk through treasury operations. Treasury operation’s objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of market risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For fiscal 2003 and the six months ended September 30, 2003, our U.S. dollar denominated revenues represented 89.0% and 86.9% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2003 and September 30, 2003 we had outstanding forward contracts in the amount of $88.0 million and $ 150.3 million. These contracts typically mature within six months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Critical accounting policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition, as well as accounting for income taxes. Our accounting policy and related procedures for revenue recognition on such contracts and on income taxes are set out below.

Revenue recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed price, fixed time frame or on a time and material basis. Revenue on time and material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and AcSEC’s conclusion in paragraph 95 of SOP 97-2. Fixed price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between labor hour input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between labor hours input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services or ATS. The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed.

Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit risk. No one client has contributed significantly to the loss. We have had no significant changes in our collection policies or payment terms.

Income taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of September 30, 2003. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at September 30, 2003. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2003 and September 30, 2003 we recorded valuation allowances of $0.6 million and $ 1.6 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and provision for investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Off-balance sheet arrangements

None

RISK FACTORS

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

          Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

          Factors which affect the fluctuation of our revenues include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations, contract terminations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

          A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular quarter.

          There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange rate fluctuations, particularly when the rupee appreciates in value against the dollar since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We have not been able to sustain our previous profit margins or levels of profitability.

          Our net income increased 18.5% in fiscal 2003 as compared to fiscal 2002. Our net income increased 24.6% in fiscal 2002 as compared to fiscal 2001. As we continue to experience declines in demand, pricing pressures for our services, and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. During fiscal 2003, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

The current economic downturn has negatively impacted our revenues and operating results.

          Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates.

          If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

          We have grown significantly in recent periods. Between September 30, 1999 and September 30, 2003 the number of our total employees grew from approximately 4,778 to approximately 19,120, representing a compound annual growth rate of 41.4%. In addition, in the last four fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

          We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

          Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe and other parts of Asia. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

          Over the past three years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings, such as IT consulting, business process management systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

          The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

          Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

Intense competition in the market for IT services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

          The IT services market is highly competitive. Our competitors include large consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations.

          The IT services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. Many of these competitors are substantially larger than us and have significant experience with international operations, and we may face competition from them in countries in which we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from IT services firms with current operations in other countries, such as China and the Philippines. While we believe that we are well positioned in our markets relative to our competitors, such competitors may be able to offer services using offshore and onshore models that are more effective than ours.

           Many of our competitors, including Accenture, EDS and IBM, have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

          We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the six months ended September 30, 2003 and fiscal 2003, our largest client accounted for 5.7% and 5.8% of our total revenues, and our five largest clients together accounted for 23.5% and 23.4% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

          There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Another circumstance which may result in our loss of a client is a reduction in spending on IT services due to a challenging economic environment. If we were to lose one of our major clients or have it significantly reduce its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries, and economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of the United States and these industries may affect our business.

          A significant portion of our revenues is derived from clients located in the United States, as well as clients in certain industries. In the six months ended September 30, 2003 and fiscal 2003, approximately 73.2% and 72.0% of our revenues were derived from the United States. For the same periods, we earned 38.2% and 37.6% of our revenues from the financial services industry, and 15.3% and 16.4% from the manufacturing industry. Consequently, if the current economic slowdown in the United States is prolonged, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

          Recently, some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. Within the last 12 months, several U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities, however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

Our success depends in large part upon our highly skilled IT professionals and our ability to attract and retain these personnel.

          Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our IT professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals may have a material adverse effect on our business, results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

          We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability.

          As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the six months ended September 30, 2003 and fiscal 2003, revenues from fixed-price, fixed-timeframe projects accounted for 35.4% and 36.7% of our total revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

          Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

          A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

          The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications could harm our service delivery model, which could result in client dissatisfaction and a reduction of our revenues.

          A significant element of our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 26 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

          Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise be sufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

          As of September 30, 2003, we had contractual commitments of approximately $21.2 million for capital expenditure. We estimate additional capital expenditures of approximately $9.9 million for the construction of a business continuity and disaster recovery center to be located in Mauritius. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

          In the six months ended September 30, 2003 and fiscal 2003, we earned 3.2% and 4.6% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to exercise significant control over the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

          Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 22.6% of our issued equity shares as of September 30, 2003. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

          We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

          If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Quarterly Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

          We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of September 30, 2003, we have invested an aggregate amount of approximately $11.4 million in strategic investments. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In the six months ended September 30, 2003 and fiscal 2003, we made a loss provision for $1.4 million and $3.2 million related to investments in private start-up companies.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

          We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the Financial Accounting Standards Board and International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $96.0 million and $137.2 million in the six months ended September 30, 2003 and fiscal 2003.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

          Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $50.2 million and $71.9 million for the six months ended September 30, 2003 and fiscal 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

          The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 required that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period which ended March 31, 2003. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

          Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

          Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the recent conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our IT professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and IT outsourcing, visit several IT services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

          The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of September 30, 2003, the majority of our IT professionals in the United States held H-1B visas (approximately 2,600 persons), allowing the employee to remain in the United States as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 800 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Immigration and Naturalization Service, or INS, may approve in any government fiscal year. Further, in response to the recent terrorist attacks in the United States, the INS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States.

          Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals. Our reliance on work visas for a significant number of IT professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

          Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

          The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

          Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

          We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of September 30, 2003, we had outstanding forward contracts in the amount of $150.3 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure in light of the recent steady appreciation of the Indian rupee against the U.S. dollar. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks.

          Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business on an international level.

          Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy may face difficulty resulting from the outbreak of Severe Acute Respiratory Syndrome, or SARS. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

          We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

          We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

          We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

          The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

          Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

          Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

          Any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

          Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for IT companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian IT companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

          Additionally, under current Indian law, the sale of an IT services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

3.1 Foreign Currency Market Risk

          This information is set forth under the caption “Exchange Rate Risk” under the Components of Market Risk above, and is incorporated herein by reference.

Item 4. Controls and Procedures

          Based on their evaluation as of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) are effective to ensure that material information relating to Infosys is made known to them by others within our Company during the period in which this Quarterly Report was being prepared. There have been no material changes in our internal controls over financial reporting that occurred during the period covered by the quarterly report which materially affected, or would be reasonably likely to affect, our internal control over financial reporting.

Part II — Other Information

Item 1. Legal Proceedings

          The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

          Ms. Jennifer Griffith, a former employee has filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit has not yet been served on the Company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have a material impact on the results of operations or financial position of the Company.

Item 2. Changes in securities and use of proceeds

          On July 31, 2003, 5,218,000 ADSs representing 2,609,000 equity shares were sold, on behalf of stockholders, in the Company’s sponsored secondary ADR offering pursuant to a registration statement on Form F-3 filed with the Commission. On August 1, 2003, a further 782,000 ADSs representing 391,000 equity shares were sold upon exercise of the over-allotment option in the Company’s sponsored secondary ADR offering pursuant to the registration statement on Form F-3 filed with the Commission. The Company did not receive any of the proceeds from this sponsored secondary ADR offering.

Item 3. Default upon senior securities

None

Item 4. Submission of matters to a vote of security holders

None

Item 5. Other information

None

Item 6. Exhibits and reports

          Infosys filed no reports on Form 8-K during the quarter ended September 30, 2003. As a foreign private issuer, the Company does not file reports on Form 8-K. During the quarter ended September 30, 2003, the Company furnished the following reports on Form 6-K:

(a)	Report furnished on August 8, 2003 containing our Quarterly Report for the quarter ended June 30, 2003 that was mailed to our equity shareholder on or about July 30, 2003.

(b)	Report furnished on July 15, 2003 containing our Quarterly Report for the quarter ended June 30, 2003.

(c)	Report furnished on July 15, 2003 containing both U.S. GAAP and Indian GAAP press releases announcing our results of operations for the three months ended June 30, 2003, as well as transcripts from the related press conference, two teleconferences with investors and analysts and a question-and-answer session with analysts from CNBC India, a presentation we used at the press conference, a spreadsheet providing details on the Company’s revenues by various classifications and an advertisement we placed in various Indian newspapers.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited

By:	/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: October 22, 2003

EXHIBIT INDEX

Exhibit
Number	Description of Document

31	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act.